Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Announces Second Quarter Results

    SASKATOON, SK, Aug. 8 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR)

    The thoughts of everyone at the Company continue to be with the family of
    Cory Braaten who was fatally injured in May 2007. We are also mindful of the exceptional support that was demonstrated by the employees and their families as well as that of the mining community in Saskatchewan.

    Overview

    Claude Resources Inc. is a gold and oil & natural gas producer with shares listed on both the Toronto Stock Exchange (symbol: CRJ) and American
Stock Exchange (symbol: CGR). The Company's main revenue generating assets are the 100% owned Seabee gold mine, located in northern Saskatchewan, and working interests in oil and natural gas wells, associated gas plant and gathering lines located in Alberta. In addition, the Company has two solid exploration projects: the Madsen project located in Red Lake, Ontario; and the Santoy 7 and Santoy 8 zones near the Seabee mining area.
    During the quarter the Company continued to focus on two fronts:
expansion of Seabee gold mine production and development of exploration programs at Madsen in Red Lake, Ontario and at the Seabee area in northern
Saskatchewan.
    Commercial gold production resumed early in the second quarter subsequent to completion of Phase 1 of the Santoy bulk sample. While gold production was below forecast in the second quarter, the Company expects production to increase throughout the third and fourth quarters of 2007. Of note, the
Company reported an increase in its reserve base which is expected to support anticipated future production.
    Surface exploration and the shaft dewatering program at Madsen, Red Lake,
Ontario progressed steadily throughout the second quarter.
    During the second quarter Claude started up two exploration drills on
Santoy 7 and 8, to further delineate this 1,110,000 tonne resource.

    <<
    Financial Highlights
    -------------------------------------------------------------------------
                                   Three       Three         Six         Six
                                  Months      Months      Months      Months
                                   Ended       Ended       Ended       Ended
                                 June 30,    June 30,    June 30,    June 30,
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------
    Revenue ($ millions)             7.3        10.7        15.2        21.9
    -------------------------------------------------------------------------
    Net earnings (loss)
     ($ millions)                   (3.4)        2.4        (3.4)        6.9
    -------------------------------------------------------------------------
    Earnings (loss) per share ($)  (0.04)       0.03       (0.04)       0.09
    -------------------------------------------------------------------------
    Cash from operations
     ($ millions)(x)                (0.6)        3.4        (0.2)        6.3
    -------------------------------------------------------------------------
    Cash from operations per
     share ($)(x)                  (0.01)       0.05        0.00        0.09
    -------------------------------------------------------------------------
    Average realized gold price
     (US $/ounce)                    633         621         644         588
    -------------------------------------------------------------------------
    Total cash operating costs
     (US $/ounce)                    661         362         597         357
    -------------------------------------------------------------------------
    Working capital ($ millions)    14.5         7.1        14.5         7.1
    -------------------------------------------------------------------------
    (x) before net change in non-cash working capital

    MANAGEMENT'S DISCUSSION AND ANALYSIS

    The following discussion is a review of the financial condition of Claude
Resources Inc. ("Claude" or the "Company") as at June 30, 2007 compared with
December 31, 2006, and the results of operations for the three months and six months ended June 30, 2007 compared with the corresponding period of 2006.
This discussion is the responsibility of Management and the information within this Management discussion and analysis is current to August 8, 2007 (except as otherwise noted). The Board of Directors reviewed and approved the disclosure presented herein. This discussion should be read in conjunction with the Company's 2006 annual MD&A and 2006 annual audited Consolidated
Financial Statements and Notes. All amounts are expressed in Canadian dollars except where otherwise indicated.

    EXPLORATION

    During the second quarter, the Company continued with definition and exploration drilling of the Santoy 7 and Santoy 8 mineralized zones - both within trucking distance of the Seabee mine. All assay results for the Santoy
7 and 8 and Shane area winter drilling were received and compiled. An update on the Santoy 7 and 8 drilling results is expected to be released in the third quarter of this year. The data for the detailed airborne magnetic survey of the Seabee area was received and interpretation is on-going.
    Work at the Madsen area progressed during the second quarter with the completion of the core drill program on the Treasure Box area of gold mineralization and initiation of the summer work program. Preparations continued for the dewatering of the Madsen shaft.

    Madsen Property

    On September 1, 2006, Claude regained control of its 100% owned
Madsen gold project which comprises approximately 4,000 hectares (10,000 acres) in the prolific Red Lake area of northwestern Ontario. The property had been under an option agreement with Goldcorp Canada Ltd.
    A surface drill program was completed over the main stringer envelope of mineralization intersected in the Treasure Box zone, 2.4 kilometres north of the Madsen mine complex. Claude's drill program, carried out from December
2006 to May 2007, comprised 13,285 metres in 49 vertical holes. The
Treasure Box zone is characterized by quartz-tourmaline-calcite-sulphide stringers and veins up to 35 centimetres wide carrying nuggety visible gold.
The veins appear to have been emplaced as late-stage brittle fracture fillings in mafic metavolcanic rocks and are considered to represent the uppermost portion of an Archean gold system.
    Grid drilling was carried out with holes at 15 metre intervals along four lines spaced 30 metres apart. The vertical holes varied from 213 to
414 metres. The main quartz-tourmaline network of veins forms a system averaging 20 metres in thickness with a general northwest trend and dip of 45 to 60 degrees to the northeast. The mineralization is continuous along 165 metres of strike length and is considered open on both sides and at depth. The drill program also revealed a possible layered nature to this brittle system, with one definite zone of quartz-tourmaline veining approximately 100 metres beneath the main horizon, and another possible zone to the northeast,
60 metres structurally above.
    Assay results from the program together with the appropriate follow-up check assays are expected to be completed in the third quarter; however, highlights of preliminary results were given in a July 17, 2007 news release entitled Claude Resources Inc. Provides Preliminary Results of Red Lake Drill
Program.

    Work on the Madsen property will continue during the summer with surface mapping and geochemical sampling programs as well as the commencement of a core drill program to test the Russet ultramafic horizons for up-plunge extensions to the historic high grade Zone 8 lense at the Madsen mine. Zone 8 was discovered and mined between 1969 to 1974 on the 2200 to 2700 levels
(1,100 to 1,200 metres depth). This zone is a lense of quartz carbonate alteration associated with the main Russet Lake ultramafic body. Ore taken during the historical mining operations possessed the same geological characteristics as other high grade deposits in the Red Lake area, notably at the Campbell and Red Lake Mines.
    Historically, drill and face samples from this zone reported over 1 ounce per ton. However, it was common practice at Madsen during this period to remove all visible gold pieces before bagging for laboratory analysis; this did not allow for more exact calculations. In addition, Zone 8 ore was blended with lower grade mill feed, again blocking any true grade analysis.
    The Madsen project is fully staffed and the shaft and hoist has been recommissioned for the underground de-watering project. The Level 6 pump station is on-line and Level 16 is expected to be de-watered by the second half of 2008. This will provide underground access for drill definition of extensions to the historic high grade Zone 8 in addition to other zones.
Concurrent with drilling from Level 16, dewatering will continue until the mine is completely dewatered to Level 24.

    Santoy Area

    The Santoy area lies 11 kilometres east of the Seabee mine. The area hosts numerous occurrences of gold mineralization - of these, Santoy 7 and 8 have been sufficiently drill-tested to support the calculation of an inferred mineral resource of 1,110,000 tonnes of 6.53 grams per tonne (top cut of
30 grams per tonne). The bottom cut-off grade used was 3.0 grams per tonne over 1.5 metres true width. A specific gravity of 2.8 was used.
    Winter drilling tested down-dip and southeastern strike continuity of the
Santoy 8 mineralized system. Preliminary results show the mineralization remains open along strike to the northwest and on a number of sections at depth. A news release detailing these results is planned for the third quarter.
    The 25,000 metre summer drill program in the Santoy area prioritized
25 metre infill drilling of the Santoy 7 and 8 structures. This will allow for the calculation of an indicated resource in the fourth quarter and provide information for mine development. Total Santoy 8 drilling in the second quarter was 3,175 metres in 18 holes. Samples have been dispatched and results are expected in the third quarter. Santoy 8 drilling is expected to continue until the end of the third quarter.
    Drilling near the southeastern extension of the Santoy 7 structure continued with the completion of 940 metres in 12 holes. Initial results show continuity of economic grade outside the present mineral resource and will be detailed in a news release once all the assays are received and compiled.

    Shane Area

    The Shane area lies five kilometres east of the Seabee mine. The property is adjacent to the all-season Santoy road, making any deposit defined in the area easily accessible as mill-feed. During the 2006 summer program, prospecting and soil geochemistry results proved a horizon both east and west to a total length of 1,300 metres, open at both ends. Drill programs to the end of 2006 revealed mineralization along this structure is in the form of moderately to steep, west-plunging lense hosting intercepts of 23.88 grams per tonne over 3.74 metres and 12.16 grams per tonne over 8.43 metres.
    The eight-hole winter drill program tested the western continuity of the mineralized system. Results of the program indicate a second mineralized lense was intercepted in two of the holes, returning 26.06 grams per tonne over
1.1 metres and 11.42 grams per tonne over 1 metre within pyritic quartz veins.

    In order to understand the structural and stratigraphic setting of the mineralization, a 1:2,500 mapping program is being undertaken. Results will be compiled with drilling in order to plan further exploration.

    Other

    The Tartan and Amisk Lake properties are undergoing strategic reviews, focusing on completion of a resource compliant with National Instrument
43-101.

    Quality Assurance and Quality Control Procedures

    Rigorous quality assurance and quality control practices have been implemented on all Company core drill programs including blank, reference and duplicate samples with each batch of assays. Madsen and Santoy 8 samples are analyzed by fire assay with a combination of atomic absorption and gravimetric finish at an independent ISO approved facility. Santoy 7 samples were analyzed by fire assay with a gravimetric finish at the Seabee Mine laboratory, with check samples sent to an independent ISO approved facility.
    All exploration programs are carried out under the direction of qualified person Judy Stoeterau, P.Geo., Vice President of Exploration for Claude.

    OPERATIONS

    GOLD

    For the quarter ended June 30, 2007, Claude Resources Inc. milled
44,391 tonnes of Seabee ore at a grade of 6.18 grams per tonne with a recovery of 96.4%. Sales volume and produced volume were 7,100 ounces and 8,500 ounces, respectively. Production from Santoy 7 is not included in normal operating results as the project is not yet in commercial production. Sales and production volumes were also impacted by equipment availability (which in turn impacted development scheduling and stope availability), and tonnage from the
Santoy 7 bulk sample displacing operating ore. Mill recoveries continue to be higher than budgeted due to the addition of the new primary ball mill commissioned in February.
    Seabee operations continue to focus on improvements in our health, safety, training, environmental, and fleet management programs and on the expansion of its resource and reserve base.

                                           Three Months Ended June 30

                                  2007(1)       2006        2005        2004

    Tonnes milled                 44,400      65,500      55,400      47,500
    Grade processed (g/t)           6.18        6.52        5.69        7.41
    Recovery (%)                    96.4%       94.3%       93.5%       95.2%
    Sales volume (ounces)          7,100      12,700       9,100      10,900
    Production volume (ounces)     8,500      12,900       9,500      10,800

                                            Six Months Ended June 30

                                  2007(1)       2006        2005        2004

    Tonnes milled                 86,500     127,200     109,600      94,100
    Grade processed (g/t)           5.63        6.55         6.3        7.26
    Recovery (%)                    95.4%       93.5%       93.1%       95.0%
    Sales volume (ounces)         14,600      25,800      19,400      20,800
    Production volume (ounces)    14,900      25,000      20,700      20,900

    (1) excludes gold produced from Santoy 7 bulk sample.

    Phase 1 milling of the Santoy 7 bulk sample program was completed on April
10. As no significant metallurgical issues were encountered in Phase 1, Phase
2 milling was initiated on June 17 as a blend with Seabee ore. The ramp at
Santoy 7 has been extended to access the 65 metre level mineralized structures where bulk sampling is progressing. Regulatory approvals for Santoy 7 were obtained during the quarter to expand the bulk sample program from 15,000 tonnes to 35,000 tonnes. Applications have been submitted to the regulating authorities to allow for full commercial mining of the Santoy 7 deposit should economics warrant. The 2007 Santoy 7 infill drilling program was completed in
June. Interim results of the bulk sampling and infill drill programs will be reported in the third quarter once sufficient data has been compiled, reviewed and verified.
    In July 2007, the Company updated its proven and probable reserves at the
Seabee mine. The updated mineral reserves total 802,600 tonnes, grading
6.94 grams per tonne and 179,100 ounces. Compared to December 31, 2006 estimates, this represents a 16%, 5% and 22% increase in tonnage, grade and ounces, respectively. The improvement was largely the result of successful underground drilling and development.

    Seabee mine - Proven and Probable Reserves

                                July                           Dec
                                2007                          2006
                               Grade      Gold               Grade      Gold
                    Tonnes   g/tonne    Ounces    Tonnes   g/tonne    Ounces
    -------------------------------------------------------------------------

    Proven         368,000      6.80    80,500   520,900      6.44   107,900
    Probable       434,600      7.06    98,600   171,600      7.03    38,800
    -------------------------------------------------------------------------
    Total Proven
     and Probable  802,600      6.94   179,100   692,500      6.59   146,700
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    OIL AND NATURAL GAS

    Claude produces crude oil, natural gas liquids (ngls) and natural gas from properties in Alberta and Saskatchewan.
    The Company has various working interests in oil, ngls and natural gas in
Alberta; these interests are operated by other entities on behalf of the
Company. At Q2 2007, the Alberta properties provided 90% of the total production for oil and ngls and 100% of the production of natural gas. The
Nipisi Unit is a 173 well unitized oil field operated by Canadian Natural
Resources Ltd. The Edson Gas Unit has 54 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other
Alberta locations.
    In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.
    Oil, ngls and natural gas operations continue to positively impact corporate earnings and cash flow from operations before net change in non-cash working capital items. For the six months ended June 30, 2007, slight declines in petroleum production and petroleum prices realized resulted in a small decrease in contributed cash flows (2007 - $0.4 million; 2006 - $0.6 million).

    FINANCIAL

    For the quarter ended June 30, 2007, the Company recorded a net loss of
$3.4 million, or $0.04 per share, compared to net earnings of $2.4 million, or
$0.03 per share. During the second quarter of 2006 results were favorably impacted by a $2.4 million gain on sale of investments.

    For the six months ended June 30, 2007, the Company recorded a net loss of
$3.4 million, or $0.04 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issue of flow-through shares.
This compares to net earnings of $6.9 million, or $0.09 per share, after a
$3.9 million gain realized on the sale of certain portfolio investments and a
$2.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares for the comparable period in 2006.

    Revenue

    Total revenue generated for the second quarter was $7.3 million, a 32%
decline from the $10.7 million reported for the same period in 2006. The
Seabee mine contributed $4.9 million to revenue during the second quarter of this year compared to $8.9 million reported for the same period in 2006. This was due to lower gold sales volume (Q2 2007 - 7,100 ounces; Q2 2006 -
12,700 ounces). Canadian dollar gold prices realized remained relatively unchanged period over period: Q2 2007 - $696 (US $633); Q2 2006 - $697 (US
$621).
    Gross oil, ngls and natural gas revenue for the quarter improved by 21% to
$2.3 million this period from $1.9 million for the second quarter of 2006.
This was attributed to increases in oil, ngls and natural gas production, period over period combined with improved natural gas prices realized offset by petroleum price declines.
    Total revenue for the first half of 2007 fell 31% to $15.2 million this year to date from $21.9 million reported in the first half of 2006. The Seabee mine contributed $10.7 million to revenue, a 38% decline from the
$17.2 million reported in 2006. The decrease was a result of lower gold sales volume (2007 - 14,600; 2006 - 25,800) offset by a 9% improvement in Canadian dollar gold prices realized: 2007 - $731 (US $644); 2006 - $669 (US $588). The lower gold sales volume was attributable mainly to equipment availability and, as previously discussed, tonnage from the Santoy 7 bulk sample displaced
Seabee production early in the second quarter. The Company expects a stronger third and fourth quarter.
    Gross oil, ngls and natural gas revenue totaled $4.5 million for the first half of 2007, a 4% reduction from the $4.7 million reported in the same period in 2006. This result was attributable to normal production declines in oil and ngls combined with a slight decrease in petroleum prices realized. Natural gas production and pricing remained relatively unchanged period over period.
    Oil and ngls sales volume for the first six months of 2007 was 32,100 barrels, 3% lower than the 33,000 barrels sold in the same period of 2006. The
2007 year to date average realized price per barrel of oil and ngls in
Canadian dollar terms was $64.45 (US $56.79) versus $66.49 (US $58.40) for the same period in 2006.
    2007 year to date natural gas sales volumes increased 1% to 301 MMCF from
298 MMCF for the same period in 2006. The average realized price per MCF in
Canadian dollar terms was relatively unchanged, period over period, at
CDN $7.24 (US $6.38).

    Expenditures

    For the three months ended June 30, 2007, total mine operating costs were
$5.2 million, relatively unchanged period over period. These operating costs and lower sales volume resulted in an 83% increase in US dollar cash operating cost per ounce: Q2 2007 - US $661; Q2 2006 - US $362. Oil, ngls and natural gas operating costs remained relatively unchanged.
    For the first half of 2007 the Company reported mine operating costs of
$9.9 million, a 6% reduction from the $10.5 million recorded in 2006. This was largely attributable to the decrease in both tonnes mined and milled. Total cash cost per ounce increased 67% to US $597 per ounce this year to date from
US $357 in 2006. This result was due to the lower operating costs which were more than offset by the lower gold sales volume. Year to date, operating costs for oil, ngls and natural gas remained relatively unchanged.

    Depreciation, Depletion and Accretion
     During the second quarter of 2007, depreciation, depletion and accretion of the Company's gold assets improved by 26% to $2.3 million from $3.1 million reported for the comparable period in 2006. For the six months ended June 30,
2007, this amount was $4.1 million, a 27% reduction over the $5.6 million reported in 2006. This decrease was due to a combination of an increased reserve base, fewer tonnes mined and milled during the half and the amortization of a larger asset base (due to aggressive development programs and the coming on line of the expanded mill).
    The increase, period over period, of depreciation, depletion and accretion of the Company's oil and natural gas assets was largely due to a declining reserve base.

    Administrative Expense

    For the second quarter of 2007, general and administrative costs were 67%
higher, increasing to $1.0 million this period from $0.6 million in 2006. Year to date costs increased to $1.9 million from $1.4 million for the same period in 2006. This was largely a result of increased labour costs relating to added staff and regulatory compliance costs.

    Stock Compensation

    Stock-based compensation for the quarter was $0.2 million compared with
$0.1 million for the same quarter in 2006. Year to date, stock-based compensation was $0.4 million in 2007 compared with $0.2 million in 2006. This non-cash expense was lower in 2006 as fewer options were granted.

    Income Taxes

    The income tax recovery of $1.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2006 and the subsequent renouncement of those expenditures in 2007. A similar benefit of
$2.7 million was recorded in 2006.

    Liquidity & Financial Resources

    For the three months ended June 30, 2007, cash flow from operations before net changes in non-cash working capital items was in a deficit position of
$0.6 million, or $0.01 per share. For the first half of 2007, cash flow from operations before net changes in non-cash working capital items was in a deficit position of $0.2 million, or $0.00 per share. These results were mainly attributable to lower contributions from the Seabee mine. Working capital at June 30, 2007 was $14.5 million (December 31, 2006 - $7.7 million).
The increase was largely the result of the equity issue closed in April.
Working capital is expected to remain strong due to anticipated positive cash flow from operations expected through the latter half of 2007.
    Despite significant exploration expenditures forecast at the Madsen and
Seabee properties, the Company expects to meet these requirements with proceeds received from the April equity issue and stronger operating cash flows expected in the second half of the year. Should production not meet expectations, future exploration may be funded by an equity issue.

    Investing

    Mineral property expenditures during the first half of 2007 were
$16.9 million, a $7.6 million increase from 2006. Year to date, expenditures were comprised of the following: Seabee mine development of $5.9 million (2006
- $3.7 million); exploration costs, focusing on the Madsen and Santoy Lake exploration projects of $6.6 million; and property, plant and equipment charges of $4.4 million. Property, plant and equipment charges include mining equipment, camp infrastructure and tailings management betterment.

    Oil and natural gas capital expenditures were $0.4 million during 2007, a decrease from the $1.7 million reported during the first half of 2006. This reduction is attributable to decreased drilling and infrastructure spending on both the Nipisi and Edson properties.
    In 2007, $0.2 million was deposited towards the Company's reclamation and decommissioning requirements at the Seabee mine.

    Financing

    On April 24, 2007, the Company completed a financing for the issue of
12,500,000 common shares at a price of $1.60 per share for gross proceeds of
$20,000,000. In addition, an over-allotment option to purchase an additional
1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000 was exercised. This resulted in a total of 14,375,000 common shares issued at a price of $1.60 for total gross proceeds of $23,000,000. These proceeds are being used to fund the aggressive exploration programs at the Madsen and
Seabee properties as well as for general corporate purposes.
    Financing activities during 2007 also included the issuance of 122,000 common shares pursuant to the Company's Employee Share Purchase Plan, the exercise of 260,000 employee stock options and the exercise of 2,174,000 common share purchase warrants.
    During the first half of the year the Company repaid $1.0 million of its
Demand Loans outstanding. The proceeds and repayments on capital lease obligations relate primarily to production equipment.

    CHANGES IN ACCOUNTING POLICIES

    Effective January 1, 2007, the Company adopted the recommendations of CICA
Handbook Section 1530, Comprehensive Income ("Section 1530"), Section 3855,
Financial Instruments - Recognition and Measurement ("Section 3855") and 3865,
"Hedging" ("Section 3865"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These standards have been adopted prospectively. See the Company's financial statements for full disclosure.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 2007, the CICA issued Section 3031, "Inventories"; this Section supersedes Section 3030 of the same title. This Section establishes standards for the measurement and disclosure of inventories and provides the Canadian equivalent to International Financial Reporting Standard IAS 2, "Inventories".
This Section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company is currently reviewing this guidance in order to determine the impact, if any, on our consolidated financial statements.

    OUTLOOK

    Despite a difficult first half, the Company's production and cost forecasts remain relatively unchanged for both the Seabee mine and oil and natural gas operations. For 2007, gold production from both the Seabee and
Santoy properties is targeted to remain at or near 48,000 ounces with mine operating costs similar to 2006. Capital investment is expected to increase largely as a result of added investment at the Madsen and Seabee mine area exploration properties. Oil and natural gas revenues are expected to remain at
2006 levels or decline slightly - a result of normal production declines combined with similar petroleum and natural gas pricing. Oil and natural gas capital expenditures should decline as a result of decreased drilling and infrastructure spending on both the Nipisi and Edson properties.

    Key Sensitivities

    Earnings from Claude's gold and oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to annualized 2007 year to date actuals, are as follows:

    Gold

    For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.3 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.2 million, or $0.00 per share.

    Oil & Natural Gas

    For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.4 million, or $0.00 per share. For a
US $1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.7 million, or $0.01 per share. A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold. At June 30, 2007, the Company had no outstanding foreign exchange or forward gold contracts. At June 30, 2006, the
Company had no forward gold contracts. At June 30, 2006, the Company had outstanding foreign exchange contracts to sell US $2.0 million at an average exchange rate of 1.1199 CDN$/US$.

    Balance Sheet

    The Company's total assets were $166.1 million at June 30, 2007, compared to $145.7 million at year-end 2006. The increase is mostly attributable to winter road inventory and capital investment at the Seabee mine.
    Total liabilities were $80.9 million at June 30, 2007, compared to
$80.1 million at December 31, 2006. This was due largely to payables and accrued liabilities increases offset by demand loan payments.
    The Company has $7.0 million in demand loans outstanding. As it is a demand loan, the entire amount has been classified as a current liability for accounting purposes. As a result of the financing closed in April, working capital at June 30, 2007, improved to $14.5 million from $7.7 million at
December 31, 2006. The long-term debt of $57.0 million relates to the Red Mile royalty obligations and capital lease obligations.
    Shareholders' equity for the six months ended June 30, 2007 increased by
$19.6 million. The increase reflects a net loss of $3.4 million and an increase to share capital of $23.0 million, due primarily to the April equity issue and employee stock option and warrant exercises (offset by the renunciation of the tax benefit from the prior year's flow-through shares).

    OUTSTANDING SHARE DATA

    At July 31, 2007, there were 93.2 million common shares outstanding. In addition, there were 3.8 million employee stock options outstanding, with exercise prices ranging from $0.53 to $2.10 per share.

    CONTRACTUAL OBLIGATIONS

    At June 30, 2007, there were no significant changes to the Company's contractual obligations from those reported in the Management's Discussion and
Analysis for the year ended December 31, 2006.

    SELECTED QUARTERLY FINANCIAL DATA

    The following table provides summary financial data for our last eight quarters:
    Quarterly Information

    Unaudited
     ($ mil-       June 30        March 31       December 31    September 30
      lions)    2007    2006    2007    2006    2006    2005    2006    2005

    Gold sales   4.9     8.9     5.7     8.4     7.5     7.9     7.7     4.8
    Oil and
     natural
     gas sales   2.3     1.9     2.2     2.8     2.0     3.4     2.3     2.5
    Net earnings
     (loss)     (3.4)    2.4       -     4.4    (0.4)    1.0       -    (2.9)
    Net earning
     (loss) per
     share(1)  (0.04)   0.03   (0.00)   0.06   (0.01)   0.01       -   (0.04)
    Average
     realized
     gold price
     (US$)       633     621     653     556     620     485     627     451
    Ounces
     sold      7,100  12,700   7,500  13,000  10,700  13,900  11,000   8,900
    Tonnes
     milled   44,400  65,500  42,100  61,800  59,300  66,400  59,400  60,500
    Ounces
     produced  8,500  12,900   6,400  12,100  10,300  15,100  11,100   8,900
    Grade
     processed
     (gpt)      6.18    6.52    5.06    6.58    5.74    7.60    6.14    4.96
    Cash cost
     per
     ounce(2)
     (US$oz)     661     362     539     353     468     355     417     393
    CDN$/US$
     Exchange 1.0984  1.1224  1.1714  1.1545  1.1393  1.1733  1.1212  1.2014

    (1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
    (2) For an explanation of non-GAAP performance measures refer to
        "Non-GAAP Performance Measures".

    The financial results for the last eight quarters reflect the following general trends: improvement in average realized gold prices partially offset by the strengthening Canadian dollar; reduced gold production - a combination of constant or lower tonnes processed at a lower grade; declining gold revenues - a result of fewer ounces sold (particularly over the last four quarters); increasing cash costs per ounce - a result of fewer ounces sold;
and constant oil and natural gas sales - a combination of higher realized prices combined with normal production declines.

    Critical Accounting Estimates

    Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion about those estimates, please refer to our Management's
Discussion and Analysis for the year ended December 31, 2006, available at
www.sedar.com.

    Risks and Uncertainties

    Risks and uncertainties related to economic and industry factors are described in detail in the Company's 2007 Annual Information Form and remain substantially unchanged.

    Disclosure Controls And Procedures

    As of June 30, 2007, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer
with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief
Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
    No changes were made in the Company's internal control over financial reporting during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per-ounce sold basis, based on uniform standards developed by the Gold
Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations is cash from operations before the net change in non-cash working capital items. Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period. Management uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash from operations as determined under Canadian GAAP. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This MD&A contains "forward-looking statements" that are based on Claude
Resources Inc.'s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook", "anticipate",
"project", "forecast", "target", "believe", "estimate", "expect", "intent",
"should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to: exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.
    A discussion of these and other factors that may affect Claude Resources
Inc.'s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange
Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources Inc.'s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

    ADDITIONAL INFORMATION

    Additional information related to the Company, including its annual information form (Form 40F in the US), is available on Canadian
(www.sedar.com) and US (www.sec.gov) securities regulatory authorities.
Certain documents are also available on the Company's website at
www.claudresources.com.

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
    The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    (signed)                              (signed)

    Neil McMillan                         Rick Johnson
    Chief Executive Officer               Chief Financial Officer

    Date: August 8, 2007

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands - Unaudited)

                                                                    December
                                                         June 30          31
                                                            2007        2006
    -------------------------------------------------------------------------

    Assets
      Current assets:
        Cash                                           $   2,510   $   5,331
        Receivables                                        5,115       1,824
        Inventories and stockpiled ore                    11,905       6,288
        Shrinkage stope platform costs (Note 2)           11,253       9,987
        Prepaids                                             513         425
    -------------------------------------------------------------------------
                                                          31,296      23,855

      Oil and gas properties                               9,162       9,198
      Mineral properties                                  65,860      52,984
      Investments (Note 3)                                 1,404       1,428
      Restricted promissory notes                         55,982      55,982
      Deposits for reclamation costs                       2,428       2,270
    -------------------------------------------------------------------------

                                                       $ 166,132   $ 145,717
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
      Current liabilities:
        Payables and accrued liabilities               $   8,709   $   7,294
        Demand loans (Note 4)                              7,014       8,000
        Other current liabilities                          1,076         911
    -------------------------------------------------------------------------
                                                          16,799      16,205

      Obligations under capital lease                        909         502
      Royalty obligations                                 56,112      56,112
      Deferred revenue                                     4,525       4,834
      Asset retirement obligations                         2,589       2,486

      Shareholders' equity:
        Share capital (Note 5)                            79,055      56,036
        Contributed surplus                                1,111       1,062
        Retained earnings                                  5,056       8,480
        Accumulated other comprehensive
         deficit (Note 6)                                    (24)          -
    -------------------------------------------------------------------------
                                                          85,198      65,578
    -------------------------------------------------------------------------

                                                       $ 166,132   $ 145,717
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Earnings (Loss)
    (Canadian Dollars in Thousands, except per share amounts - Unaudited)

                                   Three Months Ended       Six Months Ended
                                         June 30                 June 30
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Revenues: (Note 10)
      Gold                     $   4,947   $   8,869   $  10,676   $  17,239
      Oil and gas (net)              767         683       1,393       1,591
    -------------------------------------------------------------------------
                                   5,714       9,552      12,069      18,830

    Expenses:
      Gold                         5,166       5,170       9,892      10,480
      Oil and gas                    523         533       1,022         959
      Depreciation, depletion
       and accretion:
        Gold                       2,323       3,144       4,113       5,559
        Oil and gas                  234         144         432         310
    -------------------------------------------------------------------------
                                   8,246       8,991      15,459      17,308
    -------------------------------------------------------------------------
                                  (2,532)        561      (3,390)      1,522

    Other expense (income):
      General and administrative   1,021         620       1,889       1,357
      Interest and other            (386)       (168)       (538)       (298)
      Gain on sale of assets           -      (2,433)          -      (3,897)
      Stock compensation expense     217          84         388         174
    -------------------------------------------------------------------------
                                     852      (1,897)      1,739      (2,664)
    -------------------------------------------------------------------------

    Earnings (loss) before
     income taxes                 (3,384)      2,458      (5,129)      4,186

      Income tax recovery
       (expense) (Note 7)              -         (18)      1,705       2,675
    -------------------------------------------------------------------------

    Net earnings (loss)        $  (3,384)  $   2,440   $  (3,424)  $   6,861
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings (loss)
     per share
      Basic and diluted        $   (0.04)  $    0.03   $   (0.04)  $    0.09
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of
     shares outstanding (000's)
      Basic                       88,300      72,737      82,478      72,653
    -------------------------------------------------------------------------
      Diluted                     88,300      75,071      82,478      74,655

    Consolidated Statements of Retained Earnings
    (Canadian Dollars in Thousands - Unaudited)

                                   Three Months Ended       Six Months Ended
                                         June 30                 June 30
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period       $   8,440   $   6,479   $   8,480   $   2,058
    Net earnings (loss)           (3,384)      2,440      (3,424)      6,861
    -------------------------------------------------------------------------
    Retained earnings,
     end of period             $   5,056   $   8,919   $   5,056   $   8,919
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Comprehensive Income (Loss)
    (Canadian Dollars in Thousands - Unaudited)

                                   Three Months Ended       Six Months Ended
                                         June 30                 June 30
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Net earnings (loss)        $  (3,384)  $   2,440   $  (3,424)  $   6,861
    -------------------------------------------------------------------------

    Other comprehensive loss
      Unrealized loss on
       marketable
       securities (Note 6)          (577)          -         (24)          -
    -------------------------------------------------------------------------

    Other comprehensive loss        (577)          -         (24)          -
    -------------------------------------------------------------------------

    Total comprehensive
     income (loss)             $  (3,961)  $   2,440   $  (3,448)  $   6,861
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements
     Consolidated Statements of Cash Flows
    (Canadian Dollars in Thousands - Unaudited)

                                   Three Months Ended       Six Months Ended
                                         June 30                 June 30
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Operations:
      Net earnings (loss)      $  (3,384)  $   2,440   $  (3,424)  $   6,861
      Non-cash items:
        Depreciation,
         depletion and
         accretion                 2,557       3,288       4,545       5,869
        Stock-based compensation     217          84         388         174
        Gain on sale of assets         -      (2,433)          -      (3,897)
        Income tax recovery            -           -      (1,705)     (2,699)

      Net changes in non-cash
       working capital:
        Receivables               (2,870)      2,304      (3,291)      2,888
        Inventories and
         stockpiled ore              878       1,293      (5,617)     (5,332)
        Shrinkage stope platform
         costs                      (375)       (744)     (1,266)       (641)
        Prepaids                     (19)         59         (88)         14
        Payables and accrued
         liabilities              (8,969)     (5,506)      1,415       3,084
    -------------------------------------------------------------------------
        Cash (used in) from
         operations              (11,965)        785      (9,043)      6,321

    Investing:
      Mineral properties          (6,166)     (4,177)    (16,906)     (9,284)
      Oil and gas properties        (167)       (983)       (375)     (1,667)
      Investments                      -       2,751           -       4,299
      Increase in reclamation
       deposits                      (17)         (3)       (158)         (7)
    -------------------------------------------------------------------------
      Cash used in investing      (6,350)     (2,412)    (17,439)     (6,659)

    Financing:
      Issue of common shares,
       net of issue costs         23,657         141      24,385         337
      Deferred revenue              (155)       (232)       (310)       (463)
      Bank indebtedness           (2,080)        377           -        (874)
      Demand loans:
        Repayment                   (494)       (229)       (986)       (457)
      Obligations under capital
       lease:
        Proceeds                       -         148         869         476
        Repayment                   (103)        (44)       (297)       (129)
    -------------------------------------------------------------------------
      Cash provided from (used in)
       financial activities       20,825         161      23,661      (1,110)

    Increase (decrease) in cash    2,510      (1,466)     (2,821)     (1,448)
    Cash, beginning of period          -       1,466       5,331       1,448
    -------------------------------------------------------------------------
    Cash, end of period        $   2,510   $       -   $   2,510   $       -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Notes to Consolidated Financial Statements
    (Canadian Dollars in Thousands, except as otherwise noted)
    (Unaudited)

    Note 1 - Significant Accounting Policies

    These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The preparation of financial data within these statements is based on, with the exception of financial instruments, accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended
December 31, 2006, as they do not contain all disclosures required by Canadian
GAAP for annual financial statements.
    In the opinion of Management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2007, and for comparative periods presented, have been made.

    Financial Instruments, Hedges, Comprehensive Income, Equity

    Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants
("CICA") relating to financial instruments:

    (a) Section 3855, "Financial Instruments - Recognition and Measurement"
    (b) Section 3865, "Hedging"
    (c) Section 1530, "Comprehensive Income"
    (d) Section 3251, "Equity"

    These new standards have been adopted on a prospective basis with no restatement to prior period comparative balances.

    (a) Section 3855, "Financial Instruments - Recognition and Measurement"

    This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances.
Changes in fair value are to be recognized in the statements of operations and comprehensive income.

    All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 have been recognized by adjusting opening accumulated other comprehensive income (loss).
    Financial assets are classified as loans and receivables, held-to maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities.
Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments is outlined in the table below.
    Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.
    Available-for-sale financial assets are initially measured at fair value;
measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.
    Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.
    Derivative financial instruments are classified as held-for-trading; as such, they are measured at fair value, even when they are part of a hedging relationship. All gains and losses are recognized immediately in net earnings in the period in which they arise.
    In accordance with this new standard, the Company has classified its financial instruments as follows:

                                    June 30, 2007         December 31, 2006
                                Carrying   Estimated    Carrying   Estimated
                                   Value  Fair Value       Value  Fair Value
    -------------------------------------------------------------------------
    Loans and Receivables
      Accounts receivable(1)       5,115       5,115       1,824       1,824
      Restricted promissory note  55,982      55,982      55,982      55,982
    Available-for-sale financial
     assets
      Investments                  1,404       1,404       1,428       1,891
    Held-for-trading
      Cash and cash equivalents(1) 2,510       2,510       5,331       5,331
      Reclamation deposits(1)      2,428       2,428       2,270       2,270
    Other financial liabilities
      Demand Loans(1)              7,014       7,014       8,000       8,000
      Payables and Accrued
       Liabilities(1)              8,709       8,709       7,294       7,294

    (1) Due to the nature and / or short maturity of these financial instruments, carrying value approximated fair value

    The Company's investment in various equities has been classified as available-for-sale securities and recorded at fair value in the Company's
Consolidated Balance Sheet. In accordance with transitional provisions of this
Section, the Company recorded the following adjustments as at January 1, 2007:
an increase to investments of $463,000 and an increase to accumulated other comprehensive income of $463,000.

    (b) Section 3865, "Hedging"

    This standard outlines the circumstances under which hedge accounting is permissible and how it may be applied. The Company did not have any foreign currency or gold hedges outstanding as at January 1, 2007 or June 30, 2007; as such, Section 3865 did not have any material impact on the Company's financial statements.

    (c) Section 1530, "Comprehensive Income"

    Comprehensive income is the change in shareholders' equity that occurs during an accounting period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings, to be presented in "other comprehensive income" until it is considered appropriate to recognize in net earnings. This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.
    As a result of this standard, the Company now reports a consolidated statement of comprehensive income (loss). As well, the shareholders' equity section of the Consolidated Balance Sheet includes the account "accumulated other comprehensive income (loss)."

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent ore that is being used, to gain access to further ore. This ore is expected to be processed in the following
12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

    Note 3 - Investments

    The Company has investments in various Canadian equities; these investments have been classified as available-for-sale securities, in accordance with Handbook Section 3855, Financial Instruments. As at June 30,
2007, the market value of these investments was $1.4 million, $0.6 million lower than the balance of $2.0 million as at March 31, 2007. As a result of this change in market value, the investment balance has been decreased by
$0.6 million. A corresponding decrease has been recorded to accumulated other comprehensive income (loss).

    Note 4 - Demand Loans

                                                                    December
                                                         June 30          31
                                                            2007        2006
    -------------------------------------------------------------------------
    Demand loan, repayable in monthly payments
     of $96,514 including interest at 5.99%,
     due February 2010                                 $   2,847   $   3,300
    Demand loan, repayable in monthly payments
     of $83,333 including interest at prime plus 1.5%,
     due December 2007                                     4,167       4,700
    -------------------------------------------------------------------------
                                                       $   7,014   $   8,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

    Note 5 - Share Capital

    At June 30, 2007 there were 93,203,613 common shares outstanding.

    a) Issue of shares

    On April 24, 2007, the Company completed a financing for the issue of
12,500,000 common shares at a price of $1.60 per share for gross proceeds of
$20,000,000. In addition, an over-allotment option to purchase an additional
1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000 was exercised. This resulted in a total of 14,375,000 common shares issued at a price of $1.60 for total gross proceeds of $23,000,000.
    During the period ended June 30, 2007, the Company also issued 122,000,
260,000 and 2,174,000 common shares pursuant to the Company's Employee Share
Purchase Plan, employee stock option plan and warrants exercised pursuant to a
June 2005 private placement, respectively.

    b) Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 9% of the issued and outstanding common shares. Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire ten years from the date of the grant of the option.
    For options outstanding at June 30, 2007 weighted average exercise prices are as follows:
                                                        December
                                 June 30     Average          31     Average
                                    2007       Price        2006       Price
    -------------------------------------------------------------------------

    Beginning of period        3,380,000   $    1.17   2,755,000   $    1.11
    Options granted              685,000        1.66     965,000        1.35
    Options exercised           (260,000)       0.79    (230,000)       0.74
    Options lapsed               (45,000)       1.63    (110,000)       2.13
    -------------------------------------------------------------------------
    End of period              3,760,000   $    1.28   3,380,000   $    1.17
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For options outstanding at June 30, 2007, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:
                                                        Weighted    Weighted
                                                         Average     Average
                                                        Exercise   Remaining
    Option Price Per Share                    Number       Price        Life
    -------------------------------------------------------------------------

    $0.53-$0.96                              741,000   $    0.63  5.27 years
    $1.05-$1.47                            1,789,000        1.26  4.77 years
    $1.59-$2.10                            1,230,000        1.72  7.78 years
    -------------------------------------------------------------------------
                                           3,760,000   $    1.28  5.85 years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 59.88% volatility and interest rates ranging from 3.96% to 4.70%. For the period ended June 30,
2007, the compensation cost recorded in respect of stock options issued was
$388,000 (June 30, 2006 - $174,000).

    Note 6 - Accumulated Other Comprehensive Income (Loss)

    The balances related to each component of accumulated other comprehensive income, net of taxes, are as follows:
                                                                     June 30
                                                                        2007
    -------------------------------------------------------------------------
    Transition adjustment - financial instruments (Note 1)         $ 463,000
    Unrealized loss on available-for-sale securities                (487,000)
    -------------------------------------------------------------------------
    Balance, end of period                                         $ (24,000)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Note 7 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.7 million (2006 -
$2.7 million).

    Note 8 - Hedging

    The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & natural gas properties. Financial results are also affected by market prices for gold and oil & natural gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments. At
June 30, 2007, the Company had no outstanding forward gold or foreign exchange contracts. At June 30, 2006, the Company had no forward gold contracts and had outstanding foreign exchange contracts to sell US $2.0 million at an average exchange rate of 1.1199 CDN$/US$.

    Note 9 - Comparative Figures

    Certain prior period balances have been reclassified to conform to the current financial statement presentation.

    Note 10 - Segmented Information

    The Company has two reportable industry segments: (1) gold mining and
(2) oil, natural gas liquids and natural gas production. These segments are differentiated by differences in end products. All assets within the Company's reportable segments are located in Canada. The Company's producing gold mine, the Seabee mine, is located in northern Saskatchewan. Mineral exploration properties are located in Saskatchewan, Manitoba and Ontario. The Company's oil and gas assets are located in Alberta and Saskatchewan.

                                       Three Months Ended June 30, 2007
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                    $   4,947   $   2,335   $       -   $   7,282
    Crown royalties                    -        (421)          -        (421)
    Alberta Royalty Tax Credit         -          (8)          -          (8)
    Overriding royalties               -      (1,139)          -      (1,139)
    -------------------------------------------------------------------------
    Net Revenue                    4,947         767           -       5,714
    Operating expense              5,166         523           -       5,689
    Depreciation, depletion and
     accretion                     2,323         234           -       2,557
    Non-segmented income               -           -         852         852
    -------------------------------------------------------------------------
    Net earnings (loss)        $  (2,542)         10   $    (852)  $  (3,384)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                       Three Months Ended June 30, 2006
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                    $   8,869   $   1,853   $       -   $  10,722
    Crown Royalties                    -        (413)          -        (413)
    Alberta Royalty Tax Credit         -         125           -         125
    Overriding royalties               -        (882)          -        (882)
    -------------------------------------------------------------------------
    Net Revenue                    8,869         683           -       9,552
    Operating expense              5,170         533           -       5,703
    Depreciation, depletion and
     accretion                     3,144         144           -       3,288
    Non-segmented income               -           -      (1,879)     (1,879)
    -------------------------------------------------------------------------
    Net earnings               $     555   $       6   $   1,879   $   2,440
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                       Six Months Ended June 30, 2007
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                    $  10,676   $   4,506   $       -   $  15,182
    Crown royalties                    -        (924)          -        (924)
    Alberta Royalty Tax Credit         -          (2)          -          (2)
    Overriding royalties               -      (2,187)          -      (2,187)
    -------------------------------------------------------------------------
    Net Revenue                   10,676       1,393           -      12,069
    Operating expense              9,892       1,022           -      10,914
    Depreciation, depletion and
     accretion                     4,113         432           -       4,545
    Non-segmented income               -           -          34          34
    -------------------------------------------------------------------------
    Net loss $                    (3,329)        (61)  $     (34)  $  (3,424)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                       Six Months Ended June 30, 2006
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                    $  17,239   $   4,679   $       -   $  21,918
    Crown Royalties                    -      (1,144)          -      (1,144)
    Alberta Royalty Tax Credit         -         250           -         250
    Overriding royalties               -      (2,194)          -      (2,194)
    -------------------------------------------------------------------------
    Net Revenue                   17,239       1,591           -      18,830
    Operating expense             10,480         959           -      11,439
    Depreciation, depletion and
     accretion                     5,559         310           -       5,869
    Non-segmented income               -           -      (5,339)     (5,339)
    -------------------------------------------------------------------------
    Net earnings               $   1,200   $     322   $   5,339   $   6,861
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Note 11 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the
Company's audited financial statements for the year ended December 31, 2006 for an explanation of the differences in Canadian and US GAAP.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and CEO; Rick Johnson,
CFO, (306) 668-7505, Facsimile: (306) 668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Tina Cameron,
tcameron(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 19:00e 08-AUG-07